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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

74912110

(CUSIP Number)

Cannon Y. Harvey President Anschutz Company 555 Seventeenth Street, Suite 2400 Denver, CO 80202 (303) 298-1000	with copies to: Thomas A. Richardson, Esq. Holme Roberts & Owen LLP 1700 Lincoln Street, Suite 4100 Denver, CO 80203 (303) 861-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP Number: 74912110

1. Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)
Philip F. Anschutz

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /

3. SEC Use Only

4. Source of Funds (See Instructions)
Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)      /  /

6. Citizenship or Place of Organization
United States of America

Number of
Shares	7. Sole Voting Power	20,004
Beneficially	8. Shared Voting Power	281,200,000
Owned by	9. Sole Dispositive Power	20,004
Each Reporting	10. Shared Dispositive Power	281,200,000
Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person
281,220,004

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions)      /  /

13. Percent of Class Represented by Amount in Row (11)
16.6%

14. Type of Reporting Person (See Instructions)
IN

CUSIP Number: 74912110

1. Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)
Anschutz Company

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /

3. SEC Use Only

4. Source of Funds (See Instructions)
Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     /  /

6. Citizenship or Place of Organization
Delaware

Number of
Shares	7. Sole Voting Power	0
Beneficially	8. Shared Voting Power	281,200,000
Owned by	9. Sole Dispositive Power	0
Each Reporting	10. Shared Dispositive Power	281,200,000
Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person
281,200,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    /  /

13. Percent of Class Represented by Amount in Row (11)
16.6%

14. Type of Reporting Person (See Instructions)
CO

CUSIP Number: 74912110

1. Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)
Anschutz Family Investment Company LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) /  /
(b) /  /

3. SEC Use Only

4. Source of Funds (See Instructions)
Not applicable

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)     /  /

6. Citizenship or Place of Organization
Colorado

Number of
Shares	7. Sole Voting Power	0
Beneficially	8. Shared Voting Power	17,200,000
Owned by	9. Sole Dispositive Power	0
Each Reporting	10. Shared Dispositive Power	17,200,000
Person With

11. Aggregate Amount Beneficially Owned by Each Reporting Person
17,200,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)   /  /

13. Percent of Class Represented by Amount in Row (11)
1.0%

14. Type of Reporting Person (See Instructions)
OO

This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends Items 2, 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Persons (as defined below) on June 2, 2000, as amended by Amendment No. 1 to Schedule 13D filed on May 10, 2001, and relates to shares of common stock, $0.01 par value (the "Common Stock"), of Qwest Communications International Inc. ("Qwest").

Item 2. Identity and Background

The information previously provided in response to Item 2 is amended to read as follows:

This statement is filed on behalf of Philip F. Anschutz ("Anschutz"), Anschutz Company, a Delaware corporation ("AC"), and Anschutz Family Investment Company LLC, a Colorado limited liability company ("AFIC" and, collectively, the "Reporting Persons").

Anschutz owns 100% of the outstanding common stock of AC. AC is the Manager and one-percent equity owner of AFIC. AC may be deemed to indirectly beneficially own the Common Stock directly owned by AFIC. Anschutz may be deemed to indirectly beneficially own the Common Stock directly owned by AC and AFIC.

During the past five years, none of Anschutz, AC or AFIC, or any executive officer or director of AC or any manager of AFIC, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

AC and its affiliated companies are principally engaged in investments in natural resources, railroads, real estate, telecommunications, technology, entertainment, professional sports, and other businesses. AFIC is principally engaged in making minority investments in various businesses.

The (1) name, (2) principal office, business or residence address, and (3) position and present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted, of AC, Anschutz, AFIC, each executive officer and director of AC, and the manager of AFIC (such executive officers and directors and manager, collectively, the "Control Persons"), as applicable, are set forth below. Each individual listed below is a citizen of the United States of America.

Filing Persons, Executive Officers and Directors of AC and Manager of AFIC	Position and Present Principal Occupation or Employment	Principal Office, Business or Residence Address
AFIC	Not applicable	555 Seventeenth Street Suite 2400 Denver, CO 80202
AC	AFIC: Manager	555 Seventeenth Street Suite 2400 Denver, CO 80202
Anschutz	AC: Chairman, Chief Executive Officer and Director AFIC: Chairman and Chief Executive Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202
Harvey, Cannon Y.	AC: President, Chief Operating Officer and Director AFIC: President and Chief Operating Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202
Slater, Craig D.	AC: Executive Vice President and Director AFIC: Executive Vice President	555 Seventeenth Street Suite 2400 Denver, CO 80202
Barnes, Wayne A.	AC: Vice President and Chief Financial Officer	555 Seventeenth Street Suite 2400 Denver, CO 80202
Jones, Richard M.	AC: Vice President, General Counsel and Secretary AFIC: Vice President and Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202
Kundert, Thomas G.	AC: Treasurer and Assistant Secretary AFIC: Treasurer and Assistant Secretary	555 Seventeenth Street Suite 2400 Denver, CO 80202

Item 4. Purpose of the Transaction

The information previously provided in response to Item 4 is amended to add the following:
On February 20, 2003, AC donated 20,000,000 shares of Common Stock to the charitable lead trust described in Item 6 below.

Item 5. Interest in Securities of the Issuer

The information previously provided in response to Item 5 is amended to read as follows:

Reporting Persons

As of the date of this Amendment No. 2, Anschutz is the direct beneficial owner of 4 shares of Common Stock. Anschutz also holds 20,000 shares of Common Stock as custodian for his children, and Anschutz disclaims beneficial ownership of these 20,000 shares. AC is the direct beneficial owner of 264,000,000 shares of Common Stock. AFIC is the direct beneficial owner of 17,200,000 shares of Common Stock. AC may be deemed to be the indirect beneficial owner of the shares of Common Stock directly owned by AFIC. Anschutz may be deemed to be the indirect beneficial owner of the shares of Common Stock owned by AC and AFIC.

Anschutz:

(a) Amount beneficially owned:	281,220,004 (1)(2)
(b) Percent of class:	Approximately 16.6% (3)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	20,004 (2)
(ii) Shared power to vote or to direct the vote:	281,200,000 (1)
(iii) Sole power to dispose or to direct the disposition of:	20,004 (2)
(iv) Shared power to dispose or to direct the disposition of:	281,200,000 (1)

AC:

(a) Amount beneficially owned:	281,200,000 (4)
(b) Percent of class:	Approximately 16.6% (3) (4)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	281,200,000 (4)
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	281,200,000 (4)

AFIC:

(a) Amount beneficially owned:	17,200,000
(b) Percent of class:	Approximately 1.0% (3)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	0
(ii) Shared power to vote or to direct the vote:	17,200,000
(iii) Sole power to dispose or to direct the disposition of:	0
(iv) Shared power to dispose or to direct the disposition of:	17,200,000

_________________________________

(1) This number includes 264,000,000 shares directly owned by AC; Anschutz is the owner of 100% of the capital stock of AC. This number also includes 17,200,000 shares directly owned AFIC; AC is the Manager and one-percent equity owner of AFIC.

(2)    This number includes 20,000 shares that Anschutz holds as custodian for his children. Anschutz disclaims beneficial ownership of these 20,000 shares.

(3) Based on 1,695,357,480 shares of Common Stock issued and outstanding as of October 31, 2002.

(4) This number includes 17,200,000 shares directly owned AFIC; AC is the Manager and one-percent equity owner of AFIC.

Control Persons

Except as reported below, as of the date of this Amendment No. 2, none of the Control Persons beneficially own shares of Common Stock:

Cannon Y. Harvey

(a) Amount beneficially owned:	78,150 (1)
(b) Percent of class:	* (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	78,150
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	78,150
(iv) Shared power to dispose or to direct the disposition of:	0

Craig D. Slater

(a) Amount beneficially owned:	122,150 (3)
(b) Percent of class:	* (2)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:	122,150
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	122,150
(iv) Shared power to dispose or to direct the disposition of:	0

_________________________________

* Less than one percent.

(1) Includes 53,150 shares subject to options that are exercisable within 60 days of the date of this Amendment No. 2.

(2)    Based on 1,695,357,480 shares of Common Stock issued and outstanding as of October 31, 2002.

(3)    Includes 98,150 shares subject to options that are exercisable within 60 days of the date of this Amendment No. 2.

Except as set forth in this Amendment No. 2, none of the Reporting Persons or the Control Persons have effected any transaction in the Common Stock in the previous 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information previously provided in response to Item 6 is amended to add the following:

Reporting Persons

On February 20, 2003, AC donated 20,000,000 shares of Common Stock to a charitable lead trust (the "Charitable Lead Trust") established for the benefit of The Anschutz Foundation, a Colorado nonprofit corporation (the "Foundation"). Under the terms of the Charitable Lead Trust, an amount equal to 36.034% of the initial fair market value of the trust assets will be distributed from the trust to the Foundation on or about each anniversary date of the Charitable Lead Trust for three years. Any remaining income or principal in the Charitable Lead Trust at the end of three years will be distributed to Anschutz . A copy of the Charitable Lead Trust is being filed with this Amendment No. 2 as Exhibit P.

Control Persons

In December 2001, each of Cannon Y. Harvey and Craig D. Slater received a grant from Qwest of stock options covering 5000 shares of Common Stock with an exercise price of $16.81 per share and vesting at the rate of 20% per year, beginning on December 5, 2002.

Item 7. Material to Be Filed as Exhibits

The information previously provided in response to Item 7 is amended to add a reference to the following exhibit being filed with this Amendment No. 2.

Exhibit P.      Anschutz Charitable Lead Trust effective February 20, 2003.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Amendment No. 2 is being filed jointly on behalf of each of Philip F. Anschutz, Anschutz Company and Anschutz Family Investment Company LLC.

PHILIP F. ANSCHUTZ

By: /s/ Robert M. Swysgood                                     March 14, 2003
       Robert M. Swysgood (1)                                             Date
       Attorney-in-fact

ANSCHUTZ COMPANY

By: Philip F. Anschutz
       Chairman and Chief Executive Officer

By: /s/ Robert M. Swysgood                                     March 14, 2003
       Robert M. Swysgood (1)                                             Date
       Attorney-in-fact

ANSCHUTZ FAMILY INVESTMENT COMPANY LLC

By: Anschutz Company
       Manager
By: Philip F. Anschutz
       Chairman and Chief Executive Officer

By: /s/ Robert M. Swysgood                                     March 14 , 2003
         Robert M. Swysgood (1)                                             Date
         Attorney-in-fact

(1) Philip F. Anschutz executed a power of attorney that authorizes Robert M. Swysgood to sign this Amendment No. 2 to the Schedule 13D on his behalf as an individual and on his behalf as an officer and director of Anschutz Company. A copy of the power of attorney was previously filed as Exhibit B to the initial Schedule 13D filed with the Commission on June 2, 2000.